August 9, 2024

Ryan Sutcliffe and John Kernan
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price International Funds, Inc. (“Registrant”)
 on behalf of the following series:

 T. Rowe Price International Disciplined Equity Fund (“Acquiring Fund”)

 File No.: 333-279781

Dear Mr. Sutcliffe and Mr. Kernan:

The following is in response to a comment provided by Ryan Sutcliffe and John Kernan on August 9, 2024, regarding the Registrant’s Registration Statement filed on Form N-14 (the “N-14 Registration Statement”) under Section 8(a) of the Securities Act of 1933. The N-14 Registration Statement was initially filed on May 29, 2024 and declared effective on August 7, 2024, and relates to the reorganization of the T. Rowe Price Institutional International Disciplined Equity Fund into the I Class of the Acquiring Fund.

Comment:

The auditor consents should not refer to the N-14 Registration Statement of T. Rowe Price Global Funds, Inc.

Response:

We represent that we will file a post-effective amendment as soon as practicable that contains updated auditor consents that only refer to the N-14 Registration Statement of T. Rowe Price International Funds, Inc. and do not refer to the N-14 Registration Statement of T. Rowe Price Global Funds, Inc.

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If you have any questions about this response, please call me at 410-345-6646 or email me at brian.poole@troweprice.com.

Sincerely,

/s/ Brian R. Poole
Brian R. Poole
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.